Mail Stop 6010   May 27, 2008

Lewis M. Kling, President
Flowserve Corporation
5215 N. O'Connor Boulevard
Suite 2300
Irving, Texas 75039

Re: **Flowserve Corporation**
                 Form 10-K
                 Filed February 27, 2008
                 File No. 1-13179

Dear Mr. Kling:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You may decide it is appropriate to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

1.   We note the joint venture agreements with each of Changsha Pump Works and Al Rashaid Group that you have highlighted under "Flowserve Pump Division" on

page 2. Please file those agreement as exhibits to your future filings or provide us with your analysis as to why you are not required to file such agreements as exhibits to your filings under Item 601(b)(10) of Regulation S-K.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney

CC. Via Facsimile: (972) 443-6800